Burcon NutraScience
Corporation

Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2014 and 2013
(Unaudited)
(Prepared in Canadian dollars)

Burcon NutraScience Corporation
Condensed Consolidated Interim Balance Sheets
(Unaudited)

(Prepared in Canadian dollars)

	June 30,	March 31,
	2014	2014
	$	$
Assets
Current assets
Cash and cash equivalents	5,413,335	1,392,467
Amounts receivable (note 9)	141,942	140,941
Prepaid expenses	110,784	165,390
	5,666,061	1,698,798
Property and equipment	643,988	664,115
Deferred financing costs (note 5)	-	215,251
Deferred development costs (note 4)	1,156,186	1,289,592
Goodwill	1,254,930	1,254,930
	8,721,165	5,122,686
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 9)	473,792	572,908
Deferred revenue	203,305	226,763
	677,097	799,671
Shareholders’ Equity (note 5)
Capital stock	59,018,953	54,005,703
Contributed surplus	6,185,576	6,136,123
Options	8,633,864	8,532,700
Warrants	-	49,453
Deficit	(65,794,325)	(64,400,964)
	8,044,068	4,323,015
	8,721,165	5,122,686

Going concern (note 1)

Approved by the Audit Committee of the Board of Directors

(signed) J. Douglas Gilpin Director	(signed) D. Lorne Tyrrell Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)
For the three months ended June 30, 2014 and 2013

(Prepared in Canadian dollars)

	2014	2013
	$	$
Revenue
Royalty income (note 2(a))	25,290	23,899
Expenses
General and administrative (note 6)	841,042	1,009,836
Research and development (note 7)	604,437	617,275
	1,445,479	1,627,111
Loss from operations	(1,420,189)	(1,603,212)
Interest and other income (note 9)	26,828	22,382
Loss and comprehensive loss for the period	(1,393,361)	(1,580,830)
Basic and diluted loss per share (note 8)	(0.04)	(0.05)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) For the three months ended June 30, 2014 and 2013

(Prepared in Canadian dollars)

	Number of
	fully paid
	common
	shares
	(unlimited
	number of
	common
	shares						Total
	without par	Capital	Contributed				shareholders’
	value)	stock	surplus	Options	Warrants	Deficit	equity
		$	$	$	$	$	$

Balance - March 31, 2013	31,624,693	54,005,703	5,065,951	9,064,232	49,453	(58,439,419)	9,745,920

Loss and comprehensive loss for the period	-	-	-	-	-	(1,580,830)	(1,580,830)
Stock-based compensation expense	-	-	-	87,186	-	-	87,186

Balance - June 30, 2013	31,624,693	54,005,703	5,065,951	9,151,418	49,453	(60,020,249)	8,252,276

Balance - March 31, 2014	31,624,693	54,005,703	6,136,123	8,532,700	49,453	(64,400,964)	4,323,015

Loss and comprehensive loss for the period	-	-	-	-	-	(1,393,361)	(1,393,361)
Rights offering	1,860,276	5,245,978	-	-	-	-	5,245,978
Share issue costs (note 9)	-	(232,728)	-	-	-	-	(232,728)
Warrants expired	-	-	49,453	-	(49,453)	-	-
Stock-based compensation expense	-	-	-	101,164	-	-	101,164

Balance - June 30, 2014	33,484,969	59,018,953	6,185,576	8,633,864	-	(65,794,325)	8,044,068

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited) For the three months ended June 30, 2014 and 2013

(Prepared in Canadian dollars)

	2014	2013
	$	$

Cash flows from operating activities
Loss for the period	(1,393,361)	(1,580,830)
Items not affecting cash
Amortization of deferred development costs	133,406	133,406
Amortization of property and equipment	36,435	28,346
Amortization of deferred revenue	(23,458)	(23,458)
Stock-based compensation expense	101,164	87,186

	(1,145,814)	(1,355,350)
Changes in non-cash working capital items
Amounts receivable	(1,001)	(263)
Prepaid expenses	54,606	27,912
Accounts payable and accrued liabilities	26,179	237,784

	(1,066,030)	(1,089,917)

Cash flows from investing activities
Increase in short-term investments	-	(7,509)
Acquisition of property and equipment	(16,308)	(188,148)

	(16,308)	(195,657)

Cash flows from financing activities
Issue of capital stock	5,245,978	-
Share issue costs	(142,772)	-

	5,103,206	-

Increase (decrease) in cash and cash equivalents	4,020,868	(1,285,574)

Cash and cash equivalents - Beginning of period	1,392,467	4,602,520

Cash and cash equivalents - End of period	5,413,335	3,316,946

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) June 30, 2014 and 2013

(Prepared in Canadian dollars)

1	Going concern

Burcon NutraScience Corporation (Burcon or the Company) is an incorporated entity headquartered in Vancouver, Canada.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As at June 30, 2014, the Company had minimal revenues from its technology, had an accumulated deficit of $65,794,325, and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. These conditions indicate existence of a material uncertainty that casts substantial doubt about the ability of the Company to meet its obligations as they become due and, accordingly, its ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the Company raising additional capital. The Company will need to raise additional capital to meet its business objectives. On April 2, 2014, the Company completed a rights offering for 1,860,276 common shares at a price of $2.82 per common share for gross proceeds of $5,245,978 (note 5) and net proceeds of approximately $5.0 million. Although the Company expects to receive royalty revenues from its license and production agreement (Soy Agreement) with Archer Daniels Midland Company (ADM) from the sales of CLARISOY™ (note 2), the amount and timing of royalty revenues cannot be ascertained at this time. Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities. ADM has announced that it intends to expand commercial production of CLARISOY™. However, the timing of the construction of such a full-scale commercial facility has not yet been determined.

These condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

(1)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) June 30, 2014 and 2013

(Prepared in Canadian dollars)

2	Nature of operations

Burcon and its subsidiary are research and development companies that are developing plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company and its subsidiary have developed CLARISOY™, a soy protein; and are developing PEAZAZZ®, a pea protein, and Puratein®, Supertein™ and Nutratein®, three canola protein isolates.

a)	CLARISOY™

On March 4, 2011, Burcon signed the Soy Agreement with ADM to license its CLARISOY™ technology to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein worldwide. The terms of the Soy Agreement include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY™, (b) payments to Burcon on a quarterly basis that began upon certain approval by the Environmental Protection Agency and continued until the first bona fide arm’s length sale of soy products manufactured in the Semi-works Production facility was made, (c) the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY™ under the 20-year Soy Agreement. Maintaining the CLARISOY™ soy protein patent portfolio during the term of the Soy Agreement is the responsibility of Burcon. In December 2012, ADM notified Burcon of the first bona fide arm’s length sale of CLARISOY™ soy protein. Pursuant to the Soy Agreement, the initial license fee payments ceased at the end of the quarter that immediately precedes the quarter in which the first bona fide arm’s length sale of CLARISOY™ manufactured in the semi-works production facility occurs. Accordingly, commencing with the quarter ended December 31, 2012, Burcon earned a percentage of net revenues from the sale of CLARISOY™ manufactured from the semi-works production facility. In March 2014, ADM provided written notice to Burcon that it intends to expand the commercial production of CLARISOY™ soy protein such that its production capacity meets the required obligations under the Soy Agreement to retain its exclusive license for CLARISOY™. If ADM does not fulfill certain obligations under the Soy Agreement, Burcon will have the option to convert the exclusive license to a non-exclusive license.

b)	Peazazz®

Burcon has developed a novel pea protein isolate that it has branded Peazazz®. In June 2013, Burcon announced that it has completed the construction of a Peazazz® semi-works production facility. The semi- works plant, located in Winnipeg, Manitoba, enables Burcon to provide market development quantities (tonnage amounts) to customers for product and market development activities.

Burcon has executed a number of material transfer agreements (MTAs) with potential partners and customers, and have been providing samples produced from the Peazazz® semi-works production facility.

(2)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) June 30, 2014 and 2013

(Prepared in Canadian dollars)

c)	Puratein®, Supertein™ and Nutratein®

Burcon is developing three canola protein isolate products, Puratein®, Supertein™ and Nutratein®. In 2008, Puratein® and Supertein™ achieved U.S. self-affirmed GRAS (Generally Recognized As Safe) status, and the U.S. Food and Drug Administration formally acknowledged receipt of Burcon’s GRAS notification for Puratein® and Supertein™ in 2010.

3	Significant accounting policies

Basis of presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting, on a basis consistent with those followed in the most recent annual consolidated financial statements. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit Committee of the Board of Directors on August 12, 2014.

The condensed consolidated interim financial statements should be read in conjunction with the Company’s IFRS consolidated annual financial statements for the year ended March 31, 2014.

Principles of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiary, Burcon NutraScience (MB) Corp. A subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiary at June 30, 2014 are as follows:

	Place of	Interest
	incorporation	%	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

(3)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) June 30, 2014 and 2013

(Prepared in Canadian dollars)

Changes in accounting policies

The Company has adopted the following new and revised standards, along with any consequential amendments, effective April 1, 2014. These changes have been made in accordance with the applicable transitional provisions.

The Company has adopted IAS 32, Financial Instruments: Presentation. These amendments clarify the requirements for offsetting of financial assets and liabilities. The adoption did not result in material changes to the financial statements of the Company.

The Company has adopted IFRIC 21, Levies, which provides guidance on when an obligating event occurs that gives rise to a liability to pay a government levy that is not income tax. The adoption did not have any impact on the Company’s financial statements.

Accounting standards issued and not applied

IFRS 9 - Financial instruments - Classification and Measurement

The first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39, Financial Instruments - Recognition and Measurement. IFRS 9 has two measurement categories of financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is at fair value through profit or loss. Financial liabilities are measured at either at fair value through profit and loss or amortized cost. IFRS 9 was updated in October 2010 to include guidance on financial liabilities and derecognition of financial instruments.

In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015 but rather be left open pending the finalization of the impaired and classification and measurement requirements.

Amendments to IFRS 7 - Financial Instruments: Disclosures

IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Amendment of IFRS 7 is effective on adoption of IFRS 9.

The Company does not expect any material impact from the adoption of these standards.

(4)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) June 30, 2014 and 2013

(Prepared in Canadian dollars)

4	Deferred development costs

$
Cost at March 31, 2014	2,223,435
Current period additions	-
Cost at June 30, 2014	2,223,435

Accumulated amortization at March 31, 2014	933,843
Current period amortization	133,406
Accumulated amortization at June 30, 2014	1,067,249
Net book value at June 30, 2014	1,156,186

Cost at March 31, 2013	2,223,435
Current period additions	-
Cost at March 31, 2014	2,223,435

Accumulated amortization at March 31, 2013	400,218
Current period amortization	533,625
Accumulated amortization at March 31, 2014	933,843
Net book value at March 31, 2014	1,289,592

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) June 30, 2014 and 2013

(Prepared in Canadian dollars)

5	Shareholders’ equity

a)	Capital stock

Authorized
Unlimited number of common shares without par value

On April 2, 2014, the Company completed an offering of shares by way of a rights offering for 1,860,276 common shares at $2.82 per common share for gross proceeds to Burcon of $5,245,978, with net proceeds of approximately $5.0 million. Burcon issued to each shareholder one right (the “Rights”) for each common share held by such shareholder. Every 17 Rights entitled the holder thereof to purchase one common share in the Company at a price of $2.82 per common share.

Subject to certain conditions, three corporate shareholders (the “Guarantors”), including ITC Corporation Limited (“ITC”), had each agreed to provide a standby guarantee (the “Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for that would have resulted in a minimum of 930,138 common shares issued under the rights offering. As the rights offering was over-subscribed, the Guarantors were not required to fulfill their respective obligations under the Standby Commitment. As consideration for the Standby Commitment, the Guarantors received share purchase warrants (“Standby Warrants”) entitling the Guarantors to acquire up to 232,534 common shares at an exercise price of $2.82 per common share that will be exercisable up to April 2, 2016. In accordance with the policies of the TSX, the exercise of the Standby Warrants by the Guarantors is subject to shareholder approval, which will be sought at Burcon's next annual general meeting (the “AGM”). If the Company fails to obtain the requisite shareholder approval for the Guarantors, the Company will pay to the Guarantors a cash fee in the aggregate of $52,460 as compensation for the Standby Commitment. If the Company fails to obtain the additional requisite shareholder approval for ITC as an insider of the company, it will pay to ITC a cash fee equal to $26,828 as compensation for the Standby Commitment.

Financing costs incurred up to March 31, 2014 were recorded as deferred financing costs and transferred to share issue costs upon the completion of the financing on April 2, 2014.

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

(6)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) June 30, 2014 and 2013

(Prepared in Canadian dollars)

At June 30, 2014, 1,986,161 (March 31, 2014 – 1,986,161) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $2.48 and $9.60 per common share. An additional 1,362,336 (March 31, 2014 – 1,176,308) options may be granted in future years under this plan. Unless otherwise determined by the Board of Directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the Board of Directors at the time of grant. All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

	Three months ended June 30, 2014		Year ended March 31, 2014

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$

Outstanding - Beginning of period	1,986,161	6.50	1,882,000	7.31

Granted	-	-	454,161	2.48
Exercised	-	-	-	-
Forfeited/Expired	-	-	(350,000)	5.67

Outstanding - End of period	1,986,161	6.50	1,986,161	6.50

The following table summarizes information about stock options outstanding and exercisable at June 30, 2014:

		Options outstanding		Options exercisable

		Weighted
	Number	average	Weighted	Number	Weighted
Range of	outstanding	remaining	average	exercisable	average
exercise	at June 30,	contractual	exercise	at June 30,	exercise
prices	2014	life	price	2014	price
$		(years)	$		$

2.48 to 4.82	911,161	8.33	3.38	462,333	3.76
6.10 to 6.78	115,000	6.30	6.69	115,000	6.69
8.05 to 9.60	960,000	5.60	9.44	960,000	9.44

	1,986,161			1,537,333

(7)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) June 30, 2014 and 2013

(Prepared in Canadian dollars)

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	Three months
	ended	Year ended
	June 30,	March 31,
	2014	2014

Dividend yield	N/A	0.0%
Expected volatility	N/A	51.7%
Risk-free interest rate	N/A	2.3%
Expected forfeitures	N/A	10.7%
Expected average option term (years)	N/A	8.1

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

There were no options granted during the three months ended June 30, 2014. The weighted average fair value of the options granted during the year ended March 31, 2014 was $1.44 per option.

Included in research and development expenses is $49,249 (2013 - $33,281) (note 7) of stock-based compensation and included in general and administrative expenses is $51,915 (2013 - $42,294) in salaries and benefits and $nil in investor relations (2013 - $11,610) (note 6) of stock-based compensation.

6	General and administrative

	2014	2013
	$	$

Professional fees	362,802	533,365
Salaries and benefits (note 5)	292,143	288,810
Investor relations (note 5)	72,220	87,502
Other	50,982	43,952
Office supplies and services (note 9)	42,082	32,419
Travel and meals	12,768	14,392
Management fees (note 9)	7,330	8,762
Amortization of property and equipment	715	634

	841,042	1,009,836

(8)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) June 30, 2014 and 2013

(Prepared in Canadian dollars)

7	Research and development

	2014	2013
	$	$

Salaries and benefits (note 5)	337,039	324,307
Amortization of deferred development costs	133,406	133,406
Laboratory operation	61,404	87,668
Amortization of property and equipment	35,720	27,712
Rent	21,381	21,370
Analyses and testing	14,178	16,403
Travel and meals	1,309	6,409

	604,437	617,275

8	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2014	2013
	$	$

Loss for the period, being loss attributable to common shareholders - basic and diluted	1,393,361	1,580,830

	Shares	Shares

Weighted average common shares - basic and diluted	33,464,526	31,624,693
Basic and diluted loss per share	(0.04)	(0.05)

For the three months ended June 30, 2014, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

(9)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) June 30, 2014 and 2013

(Prepared in Canadian dollars)

9	Related party transactions

The Company engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in office supplies and services in general and administrative expenses for the three months ended June 30, 2014 is $17,466 (2013 - $15,791) for office space rental, services, and equipment rental.

For the three months ended June 30, 2014, included in management fees is $7,330 (2013 - $8,762) for services provided. At June 30, 2014, $2,908 (March 31, 2014 - $1,423) of this amount is included in accounts payable and accrued liabilities. For the three months ended June 30, 2014, included in interest and other income is $8,298 (2013 - $3,397) for management services provided. At June 30, 2014, $1,734 (March 31, 2014 - $1,424) of this amount is included in amounts receivable. Included in share issue costs are fees of $465 incurred during the three months ended June 30, 2014 (deferred financing costs as at March 31, 2014 - $2,550) for administrative services provided directly for the rights offering (note 5), of which $nil is included in accounts payable and accrued liabilities (March 31, 2014 - $1,035).

10	Key management compensation

Key management includes the Company’s CEO and COO. Remuneration of key management personnel comprises:

	2014	2013
	$	$

Short-term benefits	94,954	100,174
Option-based awards	13,423	1,290

	108,377	101,464

Short-term benefits comprise salaries, director fees and employment benefits.

Option-based awards represent the cost to the group of senior management and directors’ participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 5 to the financial statements.

(10)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) June 30, 2014 and 2013

(Prepared in Canadian dollars)

11	Financial instruments

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable. The Company’s cash and cash equivalents may comprise interest- bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates. Burcon’s cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk. For the three months ended June 30, 2014, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.25% (2013 - 1.19%). The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at June 30, 2014 is estimated to be a $54,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 12). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at June 30, 2014 was $473,792, all of which is due within the next 12 months. Additional information regarding liquidity risk is disclosed in note 1.

12	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. Additional information regarding capital management is disclosed in note 1.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended June 30, 2014.

(11)